FORM 6K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         Commission File Number 0-15276

For the month of: May, 2004


                      CLEARLY CANADIAN BEVERAGE CORPORATION
                 (Translation of registrant's name into English)

                              2489 Bellevue Avenue,
                West Vancouver, British Columbia, Canada V7V 1E1
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                Form 20-F   [X]                Form 40-F   [_]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                    Yes  [ ]                   No   [X]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                    Yes  [ ]                   No   [X]


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes  [ ]                   No   [X]



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 -

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 17th day of May, 2004.

CLEARLY CANADIAN BEVERAGE CORPORATION
(Registrant)


By:   (Signed) "Bruce E. Morley"
      ----------------------------------------
      Bruce E. Morley, Chief Legal Officer

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN ANNOUNCES FIRST QUARTER FINANCIAL RESULTS

VANCOUVER,  B.C.,  May  17,  2004  ---  Clearly  Canadian  Beverage  Corporation
(TSX:CLV; OTCBB:CCBC) today reported consolidated financial results for its first fiscal quarter ended March 31, 2004. (ALL FIGURES BELOW AND IN THE ATTACHED SCHEDULES ARE STATED IN U.S. DOLLARS.)

Net loss for the three months ended March 31, 2004 was $497,000 (or $0.07 per share) on sales of $2,934,000 compared to net loss of $628,000 (or $0.09 per share) on sales of $3,125,000 for the same period in 2003. This represents a decline in sales of $191,000 over the same period in 2003, which management believes is due in part to the Company's inability to fully supply product demand during the first three weeks in January 2004, due to inventory constraints attributable to the Company's working capital condition. As such, the Company was out of stock on some flavours of Clearly Canadian sparkling water and its Clearly Canadian O+2(R) oxygen-enhanced water beverage. Management believes that these stock shortages resulted in estimated lost sales of approximately $400,000 to $500,000 in the first quarter of 2004.

The Company continues to view the shift to stronger distribution systems in the United States and Canada as integral to its strategy for 2004. Even though overall sales in the first quarter of 2004 were less than sales in the first quarter of 2003, trends in a number of the new distribution relationships continue to be positive. For example, sales for Seven-Up/RC of Southern California were up 56.7% and for All-American Bottling sales were up 21.1%. Also, sales in Canada during the first quarter grew 32.4% over the corresponding period of 2003.

Gross profit for the three months ended March 31, 2004 was $873,000 (29.7%) compared to $874,000 (28.0%) for the three months ended March 31, 2003. The increase in gross margin percentage is due to product mix changes and supply efficiency improvements.

Selling, general and administrative expenses were $1,332,000 for the three months ended March 31, 2004 compared to $1,471,000 for the same period in 2003, representing a reduction of 9.4%. The Company closely controlled or reduced its spending in all areas of selling, general and administrative expense.

"Our ongoing focus is to increase sales, market share and profitability. We plan to do so through improving the performance of our existing distributors, establish stronger distribution relationships in additional regions in the United States and by pursuing new business and product development opportunities. We believe that the combination of stronger distributors, new formulation Clearly Canadian and additional anticipated funding will be instrumental towards delivering operating profitability in the second half of 2004 and beyond," said Douglas L. Mason, President and CEO of Clearly Canadian Beverage Corporation.

ABOUT CLEARLY CANADIAN
Based in Vancouver, British Columbia, Clearly Canadian markets premium alternative beverages, including Clearly Canadian(R) sparkling flavored water, Clearly Canadian O+2(R) oxygen-enhanced water beverage and Tre Limone(R) sparkling lemon drink which are distributed in the United States, Canada and various other countries. Additional information on Clearly Canadian may be obtained on the world wide web at www.clearly.ca

                                     (more)
                                      - 2 -



Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "may", "could", "should", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and include the Company's analysis of its current and future sales and sales trends, its product distribution systems, and recent, as well as anticipated changes thereto, and the Company's expectations regarding the effects of its restructuring efforts, and anticipated reductions in expenses associated therewith, and the Company's product distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company's ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company's ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company's products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

                      CLEARLY CANADIAN BEVERAGE CORPORATION


                 (Signed) "Douglas L. Mason" Douglas L. Mason,
                 ---------------------------------------------
                              President and C.E.O.


For further information please contact:
Valerie Samson, Manager, Communications
(e-mail: vsamson@clearly.ca)
Clive Shallow, Manager, Shareholder Relations
(e-mail:  cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN(R). CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN(R), CLEARLY CANADIAN O+2(R) and TRE LIMONE(R).

CLEARLY CANADIAN BEVERAGE CORPORATION
CONSOLIDATED BALANCE SHEET
AS AT MARCH 31, 2004 AND DECEMBER 31, 2003
(Stated in Thousands of United States Dollars)



                                                                        Unaudited
                                                                         March 31       December 31
                                                                             2004              2003
                                                                                $                 $
----------------------------------------------------------------------------------------------------
ASSETS

Current assets
Cash and equivalents                                                           145             127
Accounts receivable                                                          1,404             863
Inventories                                                                    669             630
Assets held for sale                                                           600               -
Prepaid expenses, deposits and other assets                                    202             152
----------------------------------------------------------------------------------------------------
                                                                             3,020           1,772

Long-term investments                                                           27             112

Assets held for sale                                                           382             987

Property, plant and equipment                                                2,706           2,726

Distribution Rights                                                          1,495           1,502

Prepaid contracts                                                              225             257
----------------------------------------------------------------------------------------------------
                                                                             7,855           7,356
----------------------------------------------------------------------------------------------------
LIABILITIES
Current liabilities
Bank indebtedness                                                              677             478
Accounts payable and accrued liabilities                                     3,795           3,453
Related party liability                                                          -             200
Customer deposits                                                                -             167
Short term debt                                                                843               -
Current portion of long-term debt                                              133             134
----------------------------------------------------------------------------------------------------
                                                                             5,448           4,432

Long-term debt                                                               1,778           1,799
----------------------------------------------------------------------------------------------------
                                                                             7,226           6,231
----------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Capital stock
Authorized
      200,000,000 common shares without par value
      10,000,000 preferred shares with a par value of CA$1 each

Issued
      7,828,682 (2003 - 7,168,682) common shares without par value

Outstanding
      7,455,682 (2003 - 6,795,682) common shares without par value          58,295                 58,272

Warrants
      1,777,500 (2003 - 1,527,500)                                             165                    190

Options
      1,604,336 (2003 - 1,619,336)                                              13                     13

Equity component of convertible debenture                                       26                     26
Contributed surplus                                                            810                    256

Cumulative translation adjustment                                           (1,380)                (1,352)

Deficit                                                                    (57,300)               (56,280)
-----------------------------------------------------------------------------------------------------------
                                                                               629                  1,125
-----------------------------------------------------------------------------------------------------------
                                                                             7,855                  7,356
-----------------------------------------------------------------------------------------------------------

CLEARLY CANADIAN BEVERAGE CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND MARCH 31, 2003
(Stated in Thousands of United States Dollars, except per share data)




                                                                          Unaudited        Unaudited
                                                                           March 31         March 31
                                                                               2004             2003
                                                                                  $                $
-----------------------------------------------------------------------------------------------------
Sales                                                                          2,934          3,125

Cost of sales                                                                  2,061          2,251
-----------------------------------------------------------------------------------------------------
Gross profit                                                                     873            874

Selling, general and administrative expenses                                   1,332          1,471
Amortization                                                                      31             78
-----------------------------------------------------------------------------------------------------
(Loss) earnings before the following                                            (490)          (675)

Other income (expense) - net                                                      (6)            48
Interest on long-term debt                                                        (1)            (1)
-----------------------------------------------------------------------------------------------------
(Loss) earnings before income taxes                                             (497)          (628)

Provision for income taxes                                                         -              -
-----------------------------------------------------------------------------------------------------
(Loss) earnings for the period                                                  (497)          (628)

Deficit - Beginning of period                                                (56,280)       (52,567)

Prior period adjustments
Adoption of new accounting standards (stock based compensation)                 (523)             -
-----------------------------------------------------------------------------------------------------
Deficit - End of period                                                      (57,300)       (53,195)
-----------------------------------------------------------------------------------------------------
Basic and diluted (loss) earnings per share                                    (0.07)         (0.09)
-----------------------------------------------------------------------------------------------------
Weighted average shares outstanding                                        6,991,506      6,708,182
-----------------------------------------------------------------------------------------------------